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EXHIBIT 99.1

FINANCIAL SECURITY ASSURANCE INC.
AND SUBSIDIARIES

Condensed Consolidated Financial Statements

September 30, 2003

FINANCIAL SECURITY ASSURANCE INC.
AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2003 and 2002

The New York State Insurance Department recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the New York Insurance Law, and for determining whether its financial condition warrants the payment of a dividend to its stockholders. No consideration is given by the New York State Insurance Department to financial statements prepared in accordance with accounting principles generally accepted in the United States of America in making such determinations.

FINANCIAL SECURITY ASSURANCE INC.
AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share data)

	September 30, 2003	December 31, 2002
ASSETS
Bonds at market value (amortized cost of $3,186,602 and $2,597,599)	$3,419,409	$2,811,747
Guaranteed investment contracts at market value (amortized cost approximates market value)	96,400
Short-term investments	161,165	364,565

Total financial guaranty investments	3,676,974	3,176,312
Variable interest entities' bonds at market value (amortized cost of $1,389,953)	1,386,777
Variable interest entities' guaranteed investment contracts at market value (amortized cost approximates market value)	896,875
Variable interest entities' short-term investments	6,723

Total investments	5,967,349	3,176,312
Cash	9,435	27,560
Securitized loans at cost	449,972	431,718
Deferred acquisition costs	258,719	253,777
Prepaid reinsurance premiums	668,144	557,659
Reinsurance recoverable on unpaid losses	84,963	75,950
Other assets	782,252	258,664

TOTAL ASSETS	$8,220,834	$4,781,640

LIABILITIES AND MINORITY INTEREST AND SHAREHOLDER'S EQUITY
Deferred premium revenue	$1,766,830	$1,450,211
Losses and loss adjustment expenses	258,751	223,618
Variable interest entities' debt	2,634,763
Deferred federal income taxes	170,184	153,333
Notes payable to affiliate	448,881	431,360
Notes payable	196,572
Surplus notes	152,850	212,850
Accrued expenses and other liabilities	383,880	338,943

TOTAL LIABILITIES AND MINORITY INTEREST	6,012,711	2,810,315

Preferred stock (5,000.1 and 0 shares authorized; 0 shares issued and outstanding; par value of $1,000 per share)
Common stock (400 shares authorized, issued and outstanding; par value of $37,500 per share)	15,000	15,000
Additional paid-in capital	817,005	813,002
Accumulated other comprehensive income (net of deferred income taxes of $76,658 and $70,889)	150,461	143,260
Accumulated earnings	1,225,657	1,000,063

TOTAL SHAREHOLDER'S EQUITY	2,208,123	1,971,325

TOTAL LIABILITIES AND MINORITY INTEREST AND SHAREHOLDER'S EQUITY	$8,220,834	$4,781,640

See notes to condensed consolidated financial statements.

FINANCIAL SECURITY ASSURANCE INC.
AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME

(Dollars in thousands)

	Nine Months Ended September 30,
	2003	2002
REVENUES:
Net premiums written	$467,776	369,731

Net premiums earned	268,469	226,838
Net investment income	113,131	101,820
Net realized gains	4,740	26,553
Variable interest entities' net interest income	7,288
Net realized and unrealized gains (losses) on derivative instruments	9,799	(70,277)
Other income	15,797	961

TOTAL REVENUES	419,224	285,895

EXPENSES:
Losses and loss adjustment expenses	27,533	50,995
Interest expense	22,616	5,693
Variable interest entities' net interest expense	5,989
Policy acquisition costs	43,285	39,169
Other operating expenses	36,991	30,630

TOTAL EXPENSES	136,414	126,487

Minority interest	(7,798)	(5,650)
Equity in earnings of unconsolidated affiliate	13,558	6,087

INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	288,570	159,845
Provision for income taxes	(67,776)	(29,823)

INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	220,794	130,022
Cumulative effect of accounting change, net of income taxes of $2,598	4,800

NET INCOME	225,594	130,022

Other comprehensive income, net of tax:
Unrealized gains on securities:
Holding gains arising during period	10,604	119,883
Less: reclassification adjustment for gains included in net income	3,403	19,398

Other comprehensive income	7,201	100,485

COMPREHENSIVE INCOME	$232,795	$230,507

See notes to condensed consolidated financial statements.

FINANCIAL SECURITY ASSURANCE INC.
AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Nine Months Ended September 30,
	2003	2002
Cash flows from operating activities:
Premiums received, net	$449,565	$362,080
Policy acquisition and other operating expenses paid, net	(95,328)	(96,764)
Termination fee on derivative		(38,000)
Recoverable advances recovered	73	4,292
Loss and loss adjustment expenses paid, net	(1,273)	(3,820)
Net investment income received	105,221	95,654
Federal income taxes paid	(67,157)	(59,253)
Interest paid	(22,073)	(6,362)
Variable interest entities' net interest income received	8,816
Variable interest entities' interest paid	(6,730)
Other, net	5,385	(2,027)

Net cash provided by operating activities	376,499	255,800

Cash flows from investing activities:
Proceeds from sales of bonds	690,514	659,205
Purchases of bonds	(1,214,395)	(871,520)
Net decrease (increase) in short-term investments	208,976	(2,414)
Purchases of variable interest entities' bonds	(114,089)
Net decrease in variable interest entities' short-term investments	12,403
Purchases of property and equipment	(401)	(5,619)
Other investments, net	(15,493)	6,389

Net cash used for investing activities	(432,485)	(213,959)

Cash flows from financing activities:
Repayment of surplus notes	(60,000)	(19,000)
Proceeds from issuance of variable interest entities' debt	101,189
Dividends paid		(8,671)
Capital issuance cost	(3,328)

Net cash provided by (used for) financing activities	37,861	(27,671)

Net increase (decrease) in cash	(18,125)	14,170
Cash at beginning of period	27,560	5,882

Cash at end of period	$9,435	$20,052

(a)
In the first nine months of 2003 and 2002, the Company received a tax benefit of $5,684 and $8,055, respectively, by utilizing its Parent's losses. These amounts were recorded as capital contributions.

(b)
On July 1, 2003, the Company consolidated $2,891,977 in assets and $2,893,889 in liabilities relating to variable interest entities with no corresponding cash movement.

See notes to condensed consolidated financial statements.

FINANCIAL SECURITY ASSURANCE INC.
AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2003 and 2002

1.     ORGANIZATION AND OWNERSHIP

        Financial Security Assurance Inc. (the Company), a wholly owned subsidiary of Financial Security Assurance Holdings Ltd. (the Parent), is an insurance company domiciled in the State of New York. The Company and its subsidiaries are primarily engaged in the business of providing financial guaranty insurance on asset-backed and municipal obligations. In addition, the Company insures guaranteed investment contracts (GICs) issued by FSA Capital Markets Services LLC and FSA Capital Management Services LLC (collectively, CMS), wholly owned subsidiaries of the Parent.

        In the third quarter of 2003, the Company consolidated FSA Global Funding Limited (FSA Global) and Canadian Global Funding Corporation (Canadian Global) as a result of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). The Company also consolidated Premier International Funding Co. (Premier) in the third quarter as a result of obtaining control provisions (see Note 9).

2.     BASIS OF PRESENTATION

        The accompanying condensed consolidated financial statements have been prepared by the Company and are unaudited. In the opinion of management, all adjustments, which include only normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows at September 30, 2003 and for all periods presented, have been made.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These statements should be read in conjunction with the Company's December 31, 2002 consolidated financial statements and notes thereto. The year-end condensed balance sheet was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. The results of operations for the periods ended September 30, 2003 and 2002 are not necessarily indicative of the operating results for the full year. Certain prior-year balances have been reclassified to conform to the 2003 presentation.

3.     LOSSES AND LOSS ADJUSTMENT EXPENSES

        The Company establishes a case basis reserve for unpaid losses and loss adjustment expenses for the present value of the estimated loss when, in management's opinion, the likelihood of a future loss on a particular insured obligation is probable and determinable at the balance sheet date. The estimated loss on a transaction is discounted using the then current risk-free rates, which ranged from 4.77% to 6.1%. For insured collateralized debt obligations (CDOs), a case basis reserve is recorded to the extent that the overcollateralization ratio (non-defaulted collateral at par value divided by the debt insured) has fallen below 100% and there is a projected loss when calculating the present value of cash flows.

        The Company also maintains a non-specific general reserve, which is available to be applied against future additions or accretions to existing case basis reserves or to new case basis reserves to be established in the future. The general reserve is derived from two calculations. The first is calculated by applying loss factors to the Company's total net par underwritten and discounting the result at the then current risk-free rates. The loss factors used for this purpose have been determined based upon an independent rating agency study of bond defaults and the Company's portfolio characteristics and history. The second pertains to the Company's insured CDOs where a present value "deterministic" approach is utilized to calculate the general reserve for the Company's insured CDOs. The deterministic model applies a run of the collateral portfolio for each transaction considering each CDO transaction's unique attributes (such as reinsurance, individual collateral rating and status, derivatives purchased, premiums due to the gurantor, etc.) utilizing a Moody's default pattern for frequency of defaults, an estimate of collateral recovery values for severity, and a risk-free rate of interest.

        Management of the Company periodically evaluates its estimates for losses and loss adjustment expenses and establishes reserves that management believes are adequate to cover the net present value of the ultimate net cost of claims.

        At September 30, 2003, the general reserve totaled $91.4 million. Net case reserves were $82.4 million, net of $85.0 million in reinsurance recoverables.

4.     DERIVATIVE INSTRUMENTS

        The Company has insured a number of credit default swaps that it intends, in each case, to insure for the full term of the swap agreements. It considers these agreements to be a normal extension of its financial guaranty insurance business, although they are considered derivatives for accounting purposes. These agreements are recorded at fair value. The Company believes that the most meaningful presentation of the financial statement impact of these derivatives is to reflect premiums as installments are received, to record losses and loss adjustment expenses as incurred and to record changes in fair value as incurred. The Company recorded $34.9 million and $24.7 million in net earned premium under these agreements for the first nine months of 2003 and 2002, respectively. The changes in fair value, which were gains of $8.6 million and losses of $33.5 million for the first nine months of 2003 and 2002, respectively, were recorded in net realized and unrealized gains (losses) on derivative instruments in the consolidated statements of operations and comprehensive income and in accrued expenses and other liabilities. The losses or gains recognized by recording these contracts at fair value will be determined each quarter based upon market pricing of Super Triple-A (defined as having first-loss protection of 1.3 times the level required for a Triple-A rating) swap guarantees. The Company does not believe the fair value adjustments are an indication of potential claims under FSA's guarantees. The inception-to-date net unrealized loss was recorded in accrued expenses and other liabilities and was $35.6 million and $44.2 million at September 30, 2003 and December 31, 2002, respectively.

        Derivative instruments, which are primarily designated as fair-value hedges, are entered into to manage the interest rate and currency exchange rate exposure on FSA Global and Canadian Global's debt and investments. The derivatives are recorded at fair value. These derivatives generally include interest rate and foreign currency swap agreements, which are primarily utilized to convert FSA Global and Canadian Global's debt and investments into U.S. dollar floating-rate obligations. The gains and losses relating to these fair-value hedges are included in variable interest entities' net interest income and net interest expense, as appropriate, along with the offsetting change in fair value of the hedged item attributable to the risk being hedged, in the consolidated statements of operations and comprehensive income.

5.     SECURITIZED LOANS AND NOTES PAYABLE TO AFFILIATE

        In 2002 and in 2003, the Company exercised certain rights available under its financial guaranty policies and the indentures relating to certain loan-backed notes issued by trusts. Those rights allowed the Company to accelerate the insured notes and pay claims under its insurance policies on an accelerated basis. Refinancing vehicles reimbursed the Company in whole for its claims payment in exchange for an assignment of certain of the Company's rights against the capital of the trusts. The refinancing vehicles secured the funds to purchase the notes by issuing refinanced notes, with interest rates ranging from 1.868% to 6.6389%. These notes were purchased by FSA Asset Management LLC, a wholly owned subsidiary of the Parent. The Company maintains significant reinsurance, first loss and quota share, in respect of these transactions.

        Principal payments due under these refinanced notes for the remainder of 2003 and each of the next five years ending December 31 and thereafter, are as follows (in millions):

Year	Principal Amount
2003	$4.0
2004	45.4
2005	46.8
2006	42.0
2007	38.1
2008	36.0
Thereafter	236.6

Total	$448.9

6.     VARIABLE INTEREST ENTITIES' DEBT

        As of September 30, 2003, the interest rates on variable interest entities' debt (VIE Debt) were between 1.12% and 7.73% per annum.

        Payments due under the VIE Debt (including $840.0 million of interest accretion on zero coupon obligations) in the remainder of 2003 and each of the next five years ending December 31 and thereafter, are as follows (in millions):

Year	Principal Amount
2003	$0.3
2004	10.3
2005	204.1
2006	87.7
2007	541.8
2008	39.8
Thereafter	2,590.8

Total	$3,474.8

7.     OUTSTANDING EXPOSURE

        The Company limits its exposure to losses from writing financial guaranties by underwriting investment-grade obligations, diversifying its portfolio and maintaining rigorous collateral requirements on asset-backed obligations, as well as through reinsurance. The principal amounts of insured obligations in the asset-backed insured portfolio are backed by the following types of collateral (in millions) at September 30, 2003 and December 31, 2002:

	Net of Amounts Ceded		Ceded
	2003	2002	2003	2002
Residential mortgages	$20,519	$23,379	$4,233	$5,480
Consumer receivables	15,441	19,454	5,534	5,954
Pooled corporate obligations	79,295	78,113	12,080	13,007
Investor-owned utility obligations	543	619	320	348
Other asset-backed obligations(1)	8,283	6,958	3,766	3,225

Total asset-backed obligations	$124,081	$128,523	$25,933	$28,014

(1)
Includes $3,222 million and $2,430 million, in 2003 and 2002, respectively, in "Net of Amounts Ceded" relating to FSA-insured GICs issued by CMS.

        Net of amounts ceded and ceded amounts are not necessarily reflective of the risk retained by FSA since FSA employs first loss reinsurance on a material portion of its asset-backed business.

        The principal amount of insured obligations in the municipal insured portfolio includes the following types of issues (in millions) at September 30, 2003 and December 31, 2002:

	Net of Amounts Ceded		Ceded
Types of Issues
	2003	2002	2003	2002
General obligation bonds	$64,690	$54,563	$19,819	$18,388
Housing revenue bonds	7,188	5,833	1,928	1,687
Municipal utility revenue bonds	29,166	23,442	14,241	13,468
Health care revenue bonds	6,436	5,970	6,767	6,683
Tax-supported bonds (non-general obligation)	32,660	27,556	12,802	12,391
Transportation revenue bonds	10,694	7,640	7,433	5,748
Other municipal bonds	14,386	12,173	6,875	5,761

Total municipal obligations	$165,220	$137,177	$69,865	$64,126

8.     CAPITAL RESOURCES

        In June 2003, $200.0 million of money market committed preferred trust securities (the CPS Securities) were issued by trusts created for the primary purpose of issuing the CPS Securities, investing the proceeds in high quality commercial paper and providing the Company with a put option for selling to the trust non-cumulative redeemable perpetual preferred stock (the Preferred Stock) of the Company. If a put option were to be exercised by the Company, the applicable trust would use the portion of the proceeds attributable to principal received upon maturity of its assets, net of expenses, and transfer such proceeds to the Company in exchange for Preferred Stock of the Company. The Company pays a floating put premium to the trusts. The cost of the structure was $3.3 million in the first nine months of 2003 and was recorded in equity. The trusts are vehicles for providing the Company access to new capital at its sole discretion through the exercise of the put option.

        The Company does not consider itself to be the primary beneficiary of the trusts under FIN 46 because it does not retain the majority of the residual benefits or expected losses.

9.     RECENTLY ISSUED ACCOUNTING STANDARDS

        In January 2003, the FASB issued FIN 46, which is an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements". FIN 46 addresses consolidation of variable interest entities (VIEs) which have one or both of the following characteristics: (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity; and (ii) the equity investors lack the direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights, the obligation to absorb the expected losses of the entity if they occur or the right to receive the expected residual returns of the entity if they occur. In October 2003, the FASB issued FASB Staff Position (FSP) 46-6 that provided a broad deferral of the latest date by which all public entities must apply FIN 46 to certain VIEs, to the first reporting period ending after December 15, 2003. Early application of FIN 46 was encouraged and the deferral did not have to be applied to all VIEs or potential VIEs. The deferral applies to VIEs in which an enterprise holds a variable interest that it acquired prior to February 1, 2003. The provisions of FIN 46 remain effective immediately for VIEs created after January 31, 2003 and for VIEs in which an enterprise obtains an interest after that date.

        The Company applied FIN 46 and consolidated for financial reporting purposes, effective July 1, 2003, FSA Global and Canadian Global. In addition, as a result of the Company obtaining control provisions of another VIE, Premier, on July 1, 2003, the Company consolidated Premier beginning July 1, 2003. FIN 46 required that, upon consolidation, the Company initially measure the VIE's assets, liabilities and minority interest at their carrying amounts under existing GAAP as if the entity had been consolidated from the time the Company was considered its primary beneficiary (or parent). The increase in total assets and total liabilities related to the consolidation of these entities was $2.9 billion. Any differences upon consolidation were reflected as a cumulative effect of a change in accounting principle. The cumulative effect of a change in accounting principle for Canadian Global resulted in additional income of $4.8 million, net of income tax. There were no cumulative income statement effects from consolidating FSA Global and Premier. FSA Global is managed as a "matched funding vehicle", in which the proceeds from the issuance of FSA guaranteed notes are invested in obligations having cash flows substantially matched to those of, and maturing prior to, such notes. The VIE's permitted activities are limited by charter and do not involve active management. The legal documents that established the VIEs do not permit the sale or other disposal of the financial assets of the VIEs except in automatic response to the terms of such financial assets. The VIEs are structured as bankruptcy remote entities. The Company's management believes that the assets held by the VIEs, including those that are eliminated in consolidation, are beyond the reach of the Company and its creditors, even in bankruptcy or other receivership. All intercompany insured amounts between the Company and FSA Global and Canadian Global previously included in the Company's outstanding exposure are excluded from the Notes to the Condensed Consolidated Financial Statements for September 30, 2003.

        The Company has identified certain asset-backed transactions that it has insured in the ordinary course of business that may require consolidation under FIN 46. The Company chose not to consolidate these entities in the third quarter of 2003 as the Company is continuing to assess the impact of FIN 46, in light of the recently issued exposure draft proposing amendments to FIN 46. The Company will continue to analyze the effects of FIN 46, the proposed amendments to FIN 46 and proposed FASB Staff Positions.

        Following is a summary of the impact of consolidating FSA Global, Canadian Global and Premier (in thousands) at September 30, 2003:

	Premier/ FSA Global	Canadian Global	Eliminations		Total
Bonds	$1,386,777	$35,000	$		$1,421,777
GIC assets	896,875	96,400			993,275
Short-term investments	6,723	4,443			11,166
Other	392,924	76,897		(1,838)	467,983
Other financial guaranty				(2,224)	(2,224)

Total assets	$2,683,299	$212,740		$(4,062)	$2,891,977

Debt	$2,634,763	$196,572			$2,831,335
Other	50,448	16,168		(2,224)	64,392
Other financial guaranty				(1,838)	(1,838)

Total liabilities	$2,685,211	$212,740		$(4,062)	$2,893,889

10.   OTHER ASSETS

        The detailed balances that comprise other assets at September 30, 2003 and December 31, 2002 are as follows (in thousands):

Other Assets	2003	2002
Fair value of VIE swaps	$310,569	$—
Tax and loss bonds	78,244	67,763
Accrued interest on VIE swaps	68,553	—
Accrued interest income	43,154	36,447
Other assets	281,732	154,454

Total Other Assets	$782,252	$258,664

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  EXHIBIT 99.1
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS (Dollars in thousands, except per share data)
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Dollars in thousands)
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in thousands)
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the Nine Months Ended September 30, 2003 and 2002